UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RECEPTOS, INC.

(Name of Subject Company)

RECEPTOS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

756207106

(CUSIP Number of Class of Securities)

Faheem Hasnain

President and Chief Executive Officer

Receptos, Inc.

3033 Science Park Road, Suite 300

San Diego, California 92121

(858) 652-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

R. Scott Shean

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Receptos, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Strix Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Celgene Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Company Shares”), other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any of their wholly owned subsidiaries, at a purchase price of $232.00 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 28, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on July 28, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below. Modifications made to sections or subsections of the Schedule 14D-9 that are restated by this Amendment are reflected with blackline text where applicable.

Item 4.	The Solicitation or Receommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the subsection entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” as follows:

Background of the Offer

The Company Board and management continually evaluate the Company’s business and financial plans and prospects. As part of this evaluation, the Company Board and management have periodically considered strategic alternatives to enhance value to the Company’s stockholders. In particular, the Company Board and management have considered a number of potential partnering and licensing relationships and other strategic transactions, including at times exploring a potential sale of the Company to enhance value to the Company’s stockholders.

In May 2013, the Company completed its initial public offering of 5,933,277 Company Shares at an offering price of $14.00 per share.

On August 14, 2013, the Company received an unsolicited, written, non-binding proposal from a publicly traded pharmaceutical company (“Party A”) to acquire the Company for cash and contingent consideration based on the achievement of certain clinical trial, regulatory and commercial milestones relating to the Company’s product candidates. The closing price of the Common Stock on that day was $17.03 per Company Share.

Following receipt of Party A’s proposal, on August 23, 2013, the Company entered into an engagement letter with Centerview Partners LLC (“Centerview”). The Company Board believed Centerview would be a valuable advisor in the consideration of strategic alternatives based on Centerview’s reputation and experience with respect to the pharmaceutical and biotechnology industries.

Also following receipt of Party A’s proposal, the Company engaged Latham & Watkins LLP (“Latham & Watkins”) to act as its legal advisor in connection with the Company’s consideration of Party A’s proposal and other potential strategic transactions. The Company Board and management believed Latham & Watkins would be a valuable advisor in the Company’s consideration of strategic alternatives based on Latham & Watkins’ expertise advising companies in the pharmaceutical industry.

In August and September 2013, at the direction of the Company Board, the Company’s management and representatives of Centerview contacted 11 other publicly traded pharmaceutical and biotechnology companies, including Parent, to gauge their interest in pursuing a strategic transaction with the Company. However, only discussions with Parent advanced beyond a preliminary stage. The Company entered into the Nondisclosure Agreement with Parent on August 28, 2013 and began sharing non-public information with Parent.

From August 2013 through October 2013, each of Party A and Parent conducted due diligence and continued discussions with the Company regarding a potential acquisition. During the course of these discussions, Parent indicated that it would be willing to consider moving forward with a transaction that included a significant contingent component.

Ultimately, Party A withdrew from discussions with the Company regarding a potential acquisition. Parent and the Company continued negotiations, including exchanging drafts of a merger agreement. On October 7, 2013, Parent informed the Company that it was not going to further pursue a transaction at that time. On that date, the closing price of the Common Stock was $29.97 per Company Share.

On December 5, 2013, the Company announced that it had completed a pre-planned interim analysis of the Phase 2 portion of RADIANCE, its Phase 2/3 trial of ozanimod in RMS, the approval of the Data Monitoring Committee to initiate the Phase 3 portion of the study and the decision of the Company to initiate the Phase 3 portion of RADIANCE. The closing price of the Common Stock on this day was $27.64 per Company Share, compared to a closing price of $22.70 per Company Share on the prior trading day.

After the close of the U.S. markets on June 9, 2014, the Company announced that the Phase 2 portion of the RADIANCE trial of ozanimod in RMS met its primary endpoint of reduction in MRI brain lesion activity with statistical significance after 24 weeks of treatment. The Company also reported that safety and tolerability data from the trial provided support for a differentiated, potential best-in-class profile. The closing price of the Common Stock on June 10, 2014, the first trading day following this announcement, was $39.94 per Company Share, compared to a closing price of $29.20 per Company Share on the prior trading day.

After the close of the U.S. markets on October 27, 2014, the Company announced that TOUCHSTONE, the Phase 2 trial of ozanimod in ulcerative colitis, met its primary endpoint and all secondary endpoints with statistical significance in patients on the 1 mg dose ozanimod in the 8-week induction period, with safety data consistent with the favorable profile observed in the RADIANCE Phase 2 trial in RMS. Based on those results, the Company announced plans to initiate a Phase 3 program in 2015 to compare the safety and efficacy of the 1 mg dose of ozanimod to placebo in patients with ulcerative colitis and a plan to initiate a Phase 2 study of ozanimod for the treatment of Crohn’s disease. The closing price of the Common Stock on October 28, 2014, the first trading day following this announcement, was $95.76 per Company Share, compared to a closing price of $67.74 per Company Share on the prior trading day.

On November 10, 2014, the Company Board held a meeting to discuss potential strategic alternatives for the Company. The Company Board discussed the potential risks and benefits of continuing to pursue its operational plan as a standalone company, including the risk that the FDA or other governmental authorities would not approve ozanimod or the Company’s other product candidates, the risks associated with the outcome of future clinical studies, the risks associated with building a commercial infrastructure and launching the Company’s first commercial product and the execution and other risks associated with transforming a biotechnology company focused on product development into a profitable pharmaceutical company with sufficient scale and commercial execution ability to compete effectively in a competitive industry. The Company Board also discussed various strategies and issues associated with potential partnering relationships for ozanimod, including the effect of a partnership on commercial success, the maximization of sales, the possibility of a partnership being limited to selected indications or regions, and potential partners, as well as relative attractiveness of a sale of the Company, including the likelihood of such a sale. The Company Board determined that, in order to retain strategic flexibility in the near-term, the Company should pursue a capital raise through an equity offering.

Later in November 2014, the Company completed a public offering of 4,140,000 Company Shares at an offering price of $100.00 per share.

Also in November 2014, Mr. Hasnain was separately approached by representatives of both Parent and another publicly traded pharmaceutical company (“Party B”) to discuss various strategic opportunities with the Company, including a potential acquisition of the Company. During these discussions, the representatives of both Parent and Party B indicated that they were interested in potentially pursuing an acquisition of, or other strategic transaction with, the Company.

From November 2014 to April 2015, the Company had discussions with, and sought proposals from, 13 publicly traded pharmaceutical companies, including Party A, Party B and Parent, regarding a possible partnership or licensing opportunity with the Company. However, except as described below, none of these discussions advanced beyond a preliminary stage.

During December 2014 and January 2015, the Company and Parent continued to discuss the possibility of pursuing a strategic transaction. On February 17, 2015, the Company received from Parent an oral proposal to acquire the Company for an approximate 65% premium over the Company’s trading price at the time. The closing price of the Common Stock on February 13, 2015, the last day of trading before the proposal was received, was $115.83 per Company Share, implying a proposed price of approximately $191.12 per Company Share.

On February 20, 2015, the Company Board held a telephonic meeting, with members of management and representatives of Centerview participating. Members of the Company’s management updated the Company Board on the recent discussions with Parent and Party B regarding a potential collaboration or strategic transaction involving the Company, as well as regarding the process for identifying a potential partnership or licensing opportunity.

On February 25, 2015, the Company received from Parent a written, non-binding preliminary indication of interest to acquire the Company for $193.00 per Company Share in cash, representing a premium of approximately 60% to the closing price of the Company Shares on February 24, 2015 of $120.59 per share. Parent indicated that its indication of interest would be subject to satisfactory completion of due diligence, Parent board approval and successful negotiation of a definitive agreement. In its preliminary indication of interest, Parent also referenced the importance of welcoming the Company’s employees to Parent’s organization in the event a transaction were consummated. Following receipt of the indication of interest, the Company’s management, at the direction of the Board, invited Parent to engage in further due diligence and delivered to Parent the initial draft of the Merger Agreement.

Following the receipt of Parent’s indication of interest, at the direction of the Company Board, the Company’s management and representatives of Centerview contacted six other publicly traded pharmaceutical companies believed by management and the Company Board to be potential acquirors of the Company, based on their anticipated interest in an acquisition of the Company, their perceived ability to offer an acceptable value and their ability to finance such an acquisition. Of those six, all but Party B declined to pursue discussions with the Company regarding the acquisition of the Company.

On February 26, 2015, the Company received from Party B a written, non-binding proposal to acquire the Company for between $175.00 and $185.00 per Company Share in cash.

At the direction of the Company Board, Mr. Hasnain informed Party B that it would need to significantly increase its offer price before it was provided any of the Company’s confidential information. The closing price of the Common Stock on the last day of trading before this proposal was received, February 25, 2015, was $122.33 per Company Share.

On February 27, 2015, the Company Board held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating, to discuss a potential collaboration or strategic transaction involving the Company. Members of management updated the Company Board on the written proposals received from Parent and Party B. Representatives of Latham & Watkins reviewed with the Company Board its fiduciary duties when considering strategic transactions. Representatives of Centerview reviewed with the Company Board financial matters and informed the Company Board of additional parties that had been contacted about a potential collaboration or strategic transaction with the Company. Following discussion, the Company Board determined that the proposals from Parent and Party B each provided a sufficient basis for further negotiation and due diligence, but instructed management to attempt to negotiate with each of Parent and Party B for a higher price per Company Share. Also at this meeting, the Company Board instructed management to negotiate a new engagement letter with Centerview, given that Centerview’s prior engagement letter with the Company had expired.

Effective February 27, 2015, the Company entered into a second engagement letter with Centerview.

On March 2, 2015, the Company received from Party B a revised written, non-binding proposal to acquire the Company for up to $225.00 per Company Share. The closing price of the Common Stock on the last day of trading before this proposal was received, February 27, 2015, was $126.64 per Company Share. Following receipt of the proposal, the Company invited Party B to engage in further due diligence and delivered to Party B a draft merger agreement.

On March 6, 2015, the Company and Parent entered into an amendment to the Nondisclosure Agreement to impose customary standstill obligations on Parent. The Company and Party B had previously entered into a substantially identical amendment to their ~~confidentiality agreement.~~nondisclosure agreement (as amended, the “Party B Nondisclosure Agreement”). In each case, the standstill obligations would automatically terminate upon the occurrence of certain events, including the Company’s entry into a definitive agreement providing for a change of control of the Company or the commencement by a third-party of a tender offer seeking to acquire at least a majority of the Company’s equity securities.

On March 6, 16 and 23, 2015, the Company Board held three separate meetings, with members of management and representatives of Centerview and Latham & Watkins participating. At each of these meetings, members of the Company’s management updated the Company Board regarding discussions with Parent and Party B and on due diligence activities with respect to each party, and discussed strategy and next steps with the Company Board. Also at these meetings, representatives of Latham & Watkins reviewed with the Company Board certain regulatory considerations with respect to a possible transaction with Parent and Party B. At the conclusion of the March 23, 2015 meeting, the Company Board directed management to request that Parent and Party B submit final acquisition proposals by April 2, 2015.

During March 2015, Parent continued its due diligence review of the Company, including a face-to-face due diligence session with the Company’s management on March 23, 2015.

On March 27, 2015, Party B withdrew its proposal to acquire the Company. The closing price of the Common Stock on that day was $147.43 per Company Share.

On April 1, 2015, various media outlets reported rumors that the Company was for sale and that different potential acquirors were considering bids. The trading price of the Common Stock on this day increased to as high as $202.96 per Company Share during trading hours before closing at $173.44 per Company Share, compared to a closing price of $164.89 per Company Share on the previous day.

On April 1, 2015, the Company Board also held a telephonic meeting, with members of management and representatives of Latham & Watkins participating. Members of management updated the Company Board on recent discussions with Parent and Party B, including regarding Party B’s withdrawal of its proposal, and informed the Company Board of recent media inquiries regarding a potential strategic transaction involving the Company.

Also on April 1, 2015, Parent informed the Company that it needed more time to consider a possible transaction with the Company. Between mid-April through the first week of May 2015, Parent had a number of discussions with Mr. Hasnain to provide updates on Parent’s timeline and to facilitate Parent’s ongoing evaluation of a potential strategic transaction with the Company.

On April 3, 2015, the Company Board held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating, to discuss the status of partnering discussions and of discussions with Parent.

On April 7, 2015, the Company received a term sheet from a publicly traded pharmaceutical company (“Party C”) related to a potential collaboration in commercializing ozanimod. The term sheet proposed that, as part of a worldwide commercialization collaboration for all indications of ozanimod, Party C would pay the Company an upfront cash payment of €100.0 million (or approximately $108.5 million, using the currency exchange rate on April 7, 2015), as well as up to three contingent development and regulatory milestone payments of €50.0 million each (or approximately $54.2 million each, using the currency exchange rate on April 7, 2015) upon the approval in a major market of the first, second and third indications of ozanimod, respectively. Party C and the Company would evenly split expenses associated with commercialization, as well as profits.

Before the open of the U.S. markets on April 16, 2015, the Company announced that in the maintenance period of the Phase 2 TOUCHSTONE trial of ozanimod in ulcerative colitis, the trial met all of its efficacy endpoints with statistical significance in patients on the 1 mg dose of ozanimod after 32 weeks of treatment. The Company also announced that the overall safety and tolerability of ozanimod was consistent with the results of TOUCHSTONE’s induction period and those observed in the RADIANCE Phase 2 trial in RMS, and continued to support the potential for orally administered ozanimod to improve the treatment paradigm for ulcerative colitis patients. The closing price of the Common Stock on April 16, 2015, the first trading day following this announcement, was $167.97 per Company Share, compared to a closing price of $158.32 per Company Share on the previous day.

On April 16, 2015, the Company also received a term sheet from Party A related to a potential collaboration in commercializing ozanimod. The term sheet proposed that, as part of a worldwide exclusive development and commercialization collaboration for all indications of ozanimod, Party A would pay the Company an upfront cash payment of $650.0 million, as well as contingent development~~,~~ and regulatory ~~and~~milestone payments of up to $75.0 million upon the successful completion of Phase 2 trials for a third indication of ozanimod, up to $285.0 million upon the successful completion of Phase 3 trials for three indications of ozanimod, and up to $540.0 upon the approval of three indications of ozanimod, and contingent sales milestone payments of up to $950.0 million in the aggregate. Certain strategic rights accrued to the Company under the proposed collaboration would terminate in the event that the Company was acquired by a third-party strategic competitor of Party A.

On April 22, 2015, the Company Board held a meeting to discuss objectives and strategy regarding the potential commercialization of ozanimod, as well as the term sheets received from Party A and Party C. The Company Board again discussed the risks and challenges associated with continuing to pursue its operational plan as a standalone company. Following discussion, the Company Board decided not to pursue a collaboration with either Party A or Party C on their proposed terms because the Company Board believed these proposals did not appropriately reflect the value of the Company’s prospects, would not match the potential value that could be achieved as a standalone company and would potentially limit the strategic flexibility of the Company in the future, including the potential for a sale of the Company at an attractive valuation. The Company Board also discussed recent developments that would affect whether the Company should continue to seek a partner in the commercialization of ozanimod, including the difficulty of finding a partner candidate that had relevant commercial experience in the particular ozanimod indications, the difficulty in finding a cultural fit, and the Company’s enhanced ability to commercialize ozanimod on its own due to its increased cash resources from its recent financings and its enhanced ability to access capital at lower costs due to the increased trading price of the Common Stock. The Company Board determined to continue to be receptive to potential offers for strategic transactions while also preparing to commercialize ozanimod without a partner.

On May 1, 2015, representatives of Parent and the Company had a call to discuss certain due diligence matters in connection with the evaluation of a potential strategic transaction.

At the end of the first week of May, Parent informed the Company that it was suspending discussions regarding a possible transaction with the Company at that time.

On May 22, 2015, the Company sent letters to Parent and Party B requesting the return or destruction of any confidential information of the Company that was in their possession.

On June 10, 2015, various media outlets reported that several publicly traded pharmaceutical companies were considering bids to acquire the Company. The closing price of the Common Stock that day was $180.52 per Company Share, compared to an opening price of $160.09 per Company Share.

On June 18, 2015, representatives of Party B met with Mr. Hasnain and informally expressed renewed interest in acquiring the Company. However, the representatives of Party B indicated that they were not prepared to make a formal offer at that time and would likely only be able to offer $200.00 per Company Share in cash, plus unspecified additional contingent consideration, ~~compared~~which they indicated might in the aggregate be comparable to their previous offer of $225.00 per Company Share on March 2, 2015.

On June 18, 2015, Robert Hugin, the Chief Executive Officer of Parent, also contacted Mr. Hasnain to express interest in renewing discussions regarding a potential business combination involving the Company and Parent. Mr. Hugin indicated that a representative of Parent would contact or meet Mr. Hasnain the following week to discuss an offer. The closing price of the Common Stock on June 17, 2015, the day before these discussions, was $177.48 per Company Share.

On June 23, 2015, the Company Board held a telephonic meeting, with members of management participating. Mr. Hasnain informed the Company Board of recent communications between himself and representatives of Parent and Party B. The Company Board and members of management also discussed strategic alternatives, including continuing its operational plan as a standalone company.

On June 24, 2015, representatives of Parent orally conveyed an indication of interest to Mr. Hasnain to acquire to the Company for $207.00 per Company Share in cash. Mr. Hasnain responded that Parent would need to increase its proposed price per Company Share. The closing price of the Common Stock on June 23, 2015, the day before this discussion, was $189.65 per Company Share.

On June 25 and June 26, 2015, Mr. Hasnain and representatives of Parent continued to discuss the financial terms of Parent’s indication of interest.

On June 26, 2015, the Company received from Parent a written, non-binding proposal to acquire the Company for $230.00 per Company Share in cash subject to the completion of due diligence, Parent board approval and successful negotiation of a definitive agreement. The proposed transaction would not be subject to any financing condition. In its proposal, Parent expressed a desire to effectuate the acquisition via tender offer so that a transaction would close as promptly as practicable. Under separate cover, Parent delivered to the Company a revised draft of the Merger Agreement that the Company had originally delivered to Parent on February 25, 2015. The closing price of the Common Stock on June 25, 2015, the day before the proposal was received, was $183.54 per Company Share.

On June 27, 2015, the Company Board held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating, to discuss Parent’s proposal. Mr. Hasnain reported on the acquisition proposal received from Parent on June 26, 2015 and the Company’s prior history of discussions with Parent. Representatives of Centerview reviewed with the Company Board the financial aspects of the proposal. Representatives of Latham & Watkins reviewed with the Company Board its fiduciary duties when considering strategic transactions. The Company Board and management discussed Parent’s proposal as well as the Company’s future prospects as a standalone entity and other strategic alternatives available to the Company. The Company Board, management and representatives of Centerview discussed the responses received from potential acquirors following the process started in November 2014, all of which had either declined to participate in the process or, with respect to Party B, ultimately failed to make a formal offer and indicated that its maximum potential offer would include contingent consideration and be less than the amount now proposed by Parent. The Company Board discussed with management and representatives of Centerview whether the Company should contact any additional potential acquirors or conduct any further pre-signing market check. As part of this discussion, the Company Board acknowledged the prior rumors and speculation in the media in April 2015 and June 2015 about a sale of the Company and the fact that no other potential acquirors had contacted the Company or its representatives following this speculation and the Company Board indicated its belief that if any party had an interest in acquiring the Company the party would have already contacted the Company or its representatives. The Company Board further discussed the potential advantages of conducting a broader market check, including the potential to obtain a higher value transaction and negotiate more favorable terms. The Company Board also considered the disadvantages of conducting a broader market check, including that it could result in Parent withdrawing its bid, it would create additional work force disruption that could negatively impact the Company’s operations and it may delay the timing of, and thereby increase the execution risks of, a transaction with Parent. Following discussion, the Company Board decided against reaching out to any additional potential acquirors, concluding that the risks of conducting a broader market check outweighed any potential advantages, particularly given the lack of interest already expressed by potential acquirors.

At the conclusion of its June 27 meeting, the Company Board directed management to attempt to negotiate for a higher price per Company Share from Parent.

On June 28, 2015, Mr. Hasnain spoke to a representative of Parent and informed him that Parent would need to increase its proposed price per Company Share.

On June 30, 2015, following additional discussions between representatives of the Company and Parent, Parent orally increased its offer to acquire the Company to $232.00 per Company Share, which represented a premium of approximately 92.4% over the closing price on February 24, 2015, the last day prior to Parent’s first written indication of interest of 2015 to acquire the Company, and an increase of approximately 20.2% over Parent’s written indication of interest of February 25, 2015 to acquire the Company for $193.00 per Company Share.

On July 1, 2015, the Company Board held a meeting to discuss the most recent offer from Parent of $232.00 and Parent’s initial comments to the Company’s draft of the Merger Agreement. Representatives of Centerview and Latham & Watkins were present, as were members of the Company’s management. Representatives of Latham & Watkins reviewed with the Company Board Parent’s comments to the draft Merger Agreement. The Company Board focused specifically on certain principal issues raised by the draft Merger Agreement, including the covenant relating to the ability of the Company Board to change its recommendation with respect to the Offer, the parties’ respective obligations to consummate the transaction and the proposed termination fee payable by the Company (the “Company Termination Fee”). The Company Board discussed the certainty of closing the proposed merger and the effect on any potential competing proposal that might be received after signing the Merger Agreement. Representatives of Latham & Watkins also reviewed with the Company Board its fiduciary duties with respect to the proposed sale of the Company to Parent and led a discussion on the potential sale process. Representatives of Centerview then reviewed with the Company Board certain financial matters. The Company Board instructed management and representatives of Latham & Watkins to negotiate terms in the Merger Agreement that were more favorable to the Company.

On July 2, 2015, Latham & Watkins sent a revised draft of the Merger Agreement to Proskauer Rose LLP, outside counsel to Parent (“Proskauer”), reflecting input from management and the Company Board.

During the week of July 5, 2015, the Company and Latham & Watkins worked with Parent and its advisors to facilitate the completion of Parent’s due diligence, including face-to-face due diligence sessions on July 9 and 10.

Also during the week of July 5, 2015, at the direction of the Company and Parent, respectively, representatives of Latham & Watkins and Proskauer negotiated various provisions of the draft Merger Agreement, including the covenant relating to the parties’ respective obligations to consummate the transaction, the proposed Company Termination Fee and a termination fee payable by Parent (the “Parent Termination Fee”) in the event the Merger Agreement were to be terminated for failure to obtain regulatory approvals.

On the afternoon of July 10, 2015, the Company Board held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating, to discuss the status of negotiations with Parent. Representatives of Latham & Watkins discussed the key terms being negotiated in the Merger Agreement, and again reviewed with the Company Board its fiduciary duties in the context of a sale of the Company. Representatives of Centerview reviewed with the Company Board a financial analysis of the per Company Share consideration offered by Parent.

On the evening of July 10, 2015, Latham & Watkins sent a revised draft of the Merger Agreement to Proskauer, reflecting input from the Company’s management and the Company Board.

Between July 12 and July 14, 2015, representatives of Latham & Watkins, with input from the Company, negotiated satisfactory resolution of all of the open issues in the Merger Agreement with Proskauer. As part of this resolution, the parties agreed that (i) the Company Termination Fee would be equal to $230.0 million, or approximately 2.95% of the aggregate equity value of the transaction, (ii) the Parent Termination Fee would be equal to $400.0 million, or approximately 5.1% of the aggregate equity value of the transaction, and (iii) if the Merger Agreement were to be terminated under the same circumstances giving rise to payment of the Parent Termination Fee, Parent would be obligated to loan the Company up to an aggregate principal amount of $350.0 million if requested by the Company (the “Termination Loan”).

On the afternoon of July 14, 2015, the Company Board held a special telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating, to consider approval of the proposed Merger Agreement with Parent. Also at this meeting,

•	representatives of Latham & Watkins again reviewed with the Company Board its fiduciary duties when considering the proposed transaction;

•	management and representatives of Latham & Watkins reviewed with the Company Board the outcome of the negotiations with Parent and the revised terms and conditions of the proposed Merger Agreement; and

•	representatives of Centerview reviewed with the Company Board Centerview’s financial analysis of the $232.00 per Company Share cash consideration, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated July 14, 2015, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the $232.00 per Company Share cash consideration to be paid to the holders of Company Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the heading “—Opinion of the Company’s Financial Advisor.”

The Company Board considered various reasons to approve the Merger Agreement, including certain countervailing factors. After discussions with its financial and legal advisors and members of the Company’s senior management, and in light of the reasons considered, the Company Board unanimously (i) determined that it is in the best interests of the Company and its stockholders to enter into, and approved and declared advisable, the Merger Agreement, (ii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer. For a detailed description of the various reasons considered by the Company Board, please see below under the heading “—Reasons for the Recommendation of the Company Board.”

At the recommendation of the compensation committee of the Company Board, the Company Board also approved certain compensatory matters related to the Merger to provide for the payment or reimbursement of excise taxes imposed on any compensation or benefits provided to certain of the Company’s officers or chairman of the Company Board in connection with the Merger.

On the afternoon of July 14, 2015, Parent, Purchaser and the Company executed and delivered the Merger Agreement. Following the close of U.S. stock markets on July 14, 2015, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

As a result of the Company’s entry into the Merger Agreement, the standstill obligations of Party B under the Party B Nondisclosure Agreement automatically terminated on July 14, 2015.

On July 28, 2015, Purchaser commenced the Offer.

•	By amending and restating the subsection entitled “Background and Reasons for the Company Board’s Recommendation— Summary of Centerview Financial Analysis—Other Considerations” as follows:

Other Considerations

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Common Stock during the 12-month period ended June 13, 2015, which reflected low and high closing trading prices for the Company during such period of $34.49 to $198.25 per Company Share; ~~and~~

•	Stock price targets for the Common Stock in publicly available Wall Street equity research analyst reports (excluding one research analyst report that provided a target acquisition price rather than a target trading price), which indicated low and high stock price targets for the Company of $163.00 and $225.00 per Company Share, respectively;

•	An illustrative discounted future share price analysis applying price-to-earnings multiples of 25.0x, 30.0x and 35.0x to the Company’s projected 2020 earnings per share of $10.18 and discounting to present value using a 12% discount rate, which resulted in discounted implied per Company Share equity value ranges for the Common Stock of approximately $152.87 to $214.01 (assuming no future equity dilution) and $138.97 to $194.56 (assuming 10% future equity dilution); and

•	Sensitivity of the sum-of-the-parts discounted cash flow analysis to changes in certain assumptions which suggested impact to the per Company Share equity value as follows: (1) an increase of $13.40 per Company Share if the assumption for the probability of success of regulatory approval of ozanimod for the treatment of RMS increased to 85%; (2) an increase of $24.70 per Company Share if the assumption for the probability of success of regulatory approval of ozanimod for the treatment of ulcerative colitis increased to 80%; (3) an increase of $25.65 per Company Share if the assumption for the probability of success of regulatory approval of ozanimod for the treatment of Crohn’s disease increased to 60%; (4) an increase (decrease) of $27.95 per Company Share if ozanimod pricing is increased (decreased) by $5,000 in the United States and internationally; and (5) an increase (decrease) of $34.95 per Company Share if peak penetration for ozanimod is increased (decreased) by 20% in all indications.

•	By amending and restating the subsection entitled “Background and Reasons for the Company Board’s Recommendation—Summary of Centerview Financial Analysis—Certain Financial Projections” as follows:

Certain Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Company Board and Centerview risk-adjusted, forward-looking financial information for the fiscal years 2015 through 2032 based upon projections developed by the Company. These internal, risk-adjusted financial forecasts for the fiscal years 2015 through 2032 (the “Risk-Adjusted Forecasts”) were reviewed by the Company Board and used by Centerview in connection with their opinion to the Company Board and related financial analyses. The ~~Forecasts~~Risk-Adjusted Forecasts were adjusted to account for the risks that the Company would face if it were to continue to conduct further clinical studies and commercialize ozanimod. The Company’s management considered a variety of factors identified in a number of academic studies by the Tufts Center for the Study of Drug Development that analyzed the risks in new drug development. Based on such factors identified in these studies, which the Company’s management believed to be an industry standard for assessing risks associated with commercialization of product candidates, the Company’s management estimated that the probability of success in obtaining regulatory approval of ozanimod to treat RMS, ulcerative colitis and Crohn’s disease was 71%, 62% and 35%, respectively. The Company’s management also prepared and provided to the Company Board and Centerview non-risk-adjusted, forward-looking revenue projections for the fiscal years 2015 through 2032 (with the Risk-Adjusted Forecasts, the “Forecasts”). The Forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of the Forecasts is set forth below.

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Forecasts do not comply with U.S. generally accepted accounting principles (“GAAP”). The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Company Shares in the Offer, but because these Forecasts were made available to the Company Board and Centerview. The Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company and Centerview or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such. None of the Company, Centerview, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, nor, to the knowledge of the Company, Centerview intends to make publicly available any update or other revisions to these Forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these Forecasts.

The estimates of EBIT included in the Forecasts were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

	For the year ended December 31,
in millions, except per share data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Revenue:
Ozaninod in RMS	—	—	—	$62	$306	$584	$903	$1,130	$1,216	$1,250	$1,272	$1,293	$1,314	$1,335	$1,357	$1,379	$1,401	$1,328
Ozanimod in Ulcerative Colitis	—	—	—	—	16	80	277	724	1,311	1,813	2,119	2,276	2,358	2,411	2,453	2,493	2,534	2,454
Ozanimod in Crohn’s Disease	—	—	—	—	—	19	61	158	398	715	981	1,143	1,226	1,272	1,302	1,327	1,350	1,308

Total Ozanimod(1)	—	—	—	62	323	683	1,241	2,011	2,924	3,777	4,372	4,711	4,898	5,018	5,112	5,199	5,285	5,090
RPC4046 (ex-U.S. Royalties)	—	—	—	—	—	0	2	5	9	13	16	18	19	21	22	23	25	26

Total Revenue	—	—	—	62	323	683	1,243	2,016	2,993	3,790	4,388	4,730	4,918	5,038	5,134	5,222	5,310	5,116
Cost of Goods Sold:
Royalties	—	—	—	(1)	(6)	(14)	(25)	(41)	(60)	(77)	(89)	(97)	(100)	(103)	(105)	(107)	(109)	(105)
COGS	—	—	—	(1)	(6)	(14)	(25)	(40)	(58)	(76)	(87)	(94)	(98)	(100)	(102)	(104)	(106)	(102)

Total COGS	—	—	—	(2)	(13)	(27)	(50)	(81)	(118)	(153)	(177)	(191)	(198)	(203)	(207)	(211)	(214)	(207)

Total Gross Profit	—	—	—	60	310	656	1,193	1,935	2,815	3,637	4,211	4,539	4,720	4,835	4,926	5,011	5,095	4,909
Operating Expenses:
Total G&A	(47)	(47)	(48)	(53)	(66)	(86)	(115)	(155)	(202)	(246)	(278)	(296)	(307)	(315)	(321)	(328)	(334)	(326)
Total S&M	—	(20)	(70)	(110)	(163)	(213)	(311)	(404)	(485)	(579)	(650)	(683)	(694)	(701)	(708)	(715)	(722)	(730)
Total R&D	(215)	(202)	(183)	(89)	(23)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)

Total Operating Expenses	(261)	(269)	(301)	(251)	(253)	(313)	(440)	(574)	(702)	(841)	(943)	(994)	(1,017)	(1,031)	(1,045)	(1,058)	(1,071)	(1,071)
RPC4046 (U.S. Co-Promote)(~~1~~2)	—	(1)	(4)	(4)	(2)	0	1	3	9	14	18	21	22	23	25	26	28	29

EBIT(~~2~~3)	(261)	(270)	(305)	(196)	55	343	754	1,365	2,122	2,811	3,287	3,566	3,725	3,827	3,906	3,979	4,052	3,867
Net Income(~~3~~4)	($257)	($268)	($305)	($196)	$55	$343	$756	$923	$1,393	$1,852	$2,174	$2,369	$2,488	$2,571	$2,638	$2,702	$2,766	$2,663
Earnings per Share(5)	($7.63)	($7.96)	($9.07)	($5.82)	$1.64	$10.18	$22.48	$27.45	$41.42	$55.04	$64.61	$70.43	$73.97	$76.41	$78.42	$80.32	$82.22	$79.17

Reconciliation to GAAP Operating Income:
EBIT(~~2~~3)	($261)	($270)	($305)	($196)	$55	$343	$754	$1,365	$2,122	$2,811	$3,287	$3,566	$3,725	$3,827	$3,906	$3,979	$4,052	$3,867
Stock-Based Compensation	(30)	(31)	(32)	(33)	(34)	(35)	(36)	(37)	(38)	(39)	(40)	(42)	(43)	(44)	(45)	(47)	(48)	(50)

GAAP Operating Income	($291)	($301)	($337)	($229)	$22	$308	$718	$1,328	$2,084	$2,772	$3,247	$3,524	$3,682	$3,783	$3,861	$3,932	$4,003	$3,818
Calculation of Free Cash Flow:
Net Operating Profit after Tax(~~2~~3)	($261)	($270)	($305)	($196)	$36	$223	$490	$887	$1,379	$1,827	$2,137	$2,318	$2,421	$2,488	$2,539	$2,586	$2,633	$2,514
Working Capital	—	—	—	(3)	(11)	(12)	(21)	(29)	(35)	(31)	(20)	(11)	(7)	(5)	(4)	(4)	(4)	6

Unlevered Free Cash Flow(~~4~~6)	($261)	($270)	($305)	($199)	$25	$211	$469	$858	$1,344	$1,796	$2,116	$2,306	$2,415	$2,483	$2,535	$2,582	$2,629	$2,520

(1)	In addition to the risk-adjusted revenue forecasts set forth above as part of the Risk-Adjusted Forecasts, the Company’s management also provided the following non-risk-adjusted revenue forecasts for ozanimod in all indications from 2015 to 2032:

in millions	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Revenue:
Total Ozaninod	—	—	—	$87	$457	$1,002	$1,891	$3,209	$4,966	$6,732	$8,020	$8,765	$9,167	$9,412	$9,596	$9,763	$9,928	$9,576

(~~1~~2)	Management’s forecast assumes a co-promotion arrangement of RPC4046 in the United States.
(~~2~~3)	Excludes stock-based compensation expense. Depreciation expense excluded from projections as immaterial.
(~~3~~4)	Excludes stock-based compensation expense. Depreciation expense excluded from projections as immaterial. Includes the impact of net operating losses.
(5)	Based on Net Income reflected in Risk-Adjusted Forecast.
(~~4~~6)	No adjustment for capital expenditures, as deemed by management to be immaterial

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the subsection entitled “Certain Litigation” in its entirety as follows:

Certain Litigation.

Delaware Actions

Following the announcement of the execution of the Merger Agreement, five purported stockholder class actions were filed in the Court of Chancery of the State of Delaware and challenge the transactions in connection with the Merger: Scott v. Receptos, Inc., et al., No. 11316 (filed July 20, 2015), Cacioppo v. Faheem Hasnain, et al., No. 11324 (filed July 23, 2015), Rosenberg v. Receptos, Inc., et al., No. 11325 (filed July 23, 2015), Kadin v. Receptos, Inc., et al., No. 11337 (filed July 27, 2015), and Rockaway v. Faheem Hasnain, et al., No. 11346 (filed July 28, 2015) (collectively, the “Delaware Actions”).

All the complaints bring claims against, and allege that, the members of the Company Board breached their fiduciary duties by agreeing to a transaction that purportedly undervalues the Company. Among other things, plaintiffs allege that the members of the Company Board failed to maximize the value of the Company to its public stockholders, negotiated a transaction in their best interests to the detriment of the Company’s public stockholders, and agreed to supposedly preclusive deal-protection measures that unfairly deter competitive offers. Four of the complaints alleged that Parent, Purchaser and/or the Company aided and abetted these purported breaches of fiduciary duty, and seek, among other things: (i) an order enjoining the Offer and/or Merger; (ii) rescission of the transaction, to the extent already implemented, or, alternatively, rescissory damages; and (iii) attorneys’ fees and costs.

On August 3, 2015, the plaintiffs collectively filed an amended class action complaint asserting the same claims and adding allegations, among others, that the Schedule 14D-9 omitted to disclose allegedly material information. On August 4, 2015, the Court of Chancery of the State of Delaware consolidated the lawsuits under the caption In re Receptos, Inc. Stockholder Litigation, Consolidated C.A. No. 11316-CB. On August 7, 2015, the court entered an order granting the parties’ stipulation regarding expedited proceedings and set a preliminary injunction hearing for August 21, 2015.

On August 17, 2015, the Company, each of the members of the Company Board, Parent and Purchaser entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Delaware Actions, which sets forth the parties’ agreement in principle for a settlement of those actions. As explained in the MOU, the Company, the members of the Company Board, Parent and Purchaser have agreed to the settlement solely to avoid the costs, disruption, and distraction of further litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for the certification of a mandatory non opt-out class, for settlement purposes only, that includes any and all record and beneficial owners of Company Shares (excluding defendants, their subsidiary companies, affiliates, assigns, and members of their immediate families) during the period beginning on July 14, 2015, through the effective date of the consummation of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them and a global release of claims relating to the Offer as set forth in the MOU. The claims will not be released until such stipulation of settlement is approved by the Court of Chancery of the State of Delaware. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the consideration to be received by the Company’s stockholders in connection with the Offer and the Merger.

As part of the settlement, the Company agreed to make certain additional disclosures related to the Offer and the Merger, which are set forth in this Amendment to the Schedule 14D-9. This Amendment should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. As contemplated by the MOU, the release to be contained in the stipulation is in consideration of the additional disclosures in this Amendment. Nothing in this Amendment or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in this Amendment.

California Action

Another putative class action, Chapman Family Trust v. Receptos, Inc., was filed on July 30, 2015, in Superior Court of the State of California, County of San Diego, (Case No. 37-2015-00025537-CU-SL-CTL) against the Company, members of the Company Board, Parent and Purchaser. The amended complaint and the Chapman Family Trust complaint generally allege breaches of fiduciary duty by the members of the Company Board in connection with the Merger Agreement. Further, these complaints allege that Parent and Purchaser aided and abetted the purported breaches of fiduciary duty. The plaintiffs generally seek equitable and injunctive relief, including an order enjoining the defendants from completing the proposed merger transaction, rescission of any consummated transaction, unspecified damages and attorneys’ fees. On August 3, 2015, the plaintiffs filed a request for dismissal of this action.

The Company believes these lawsuits are wholly without merit, and intends to vigorously defend against them if the settlement of the Delaware Actions is not consummated or if the California action is not dismissed.

Additional lawsuits may be filed against the Company, Parent, Purchaser and/or any of their respective directors in connection with the Merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Receptos, Inc.

By:	/s/ Faheem Hasnain
	Name:	Faheem Hasnain
	Title:	President and Chief Executive Officer

Dated: August 18, 2015